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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-13846

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2006 (MM/DD/YY) AND ENDING December 31, 2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER – DEALER: Woodbury Financial Services, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

500 Bielenberg Drive
(No. and Street)

Woodbury	MN	55125
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard D. Fergesen 651-738-5058
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

400 One Financial Plaza, 120 S 6th St.,	Minneapolis	MN	55402
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
APR 11 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02

WOODBURY FINANCIAL SERVICES, INC.

TABLE OF CONTENTS

This report ** contains (check all applicable boxes):

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a(e)(3).*

Woodbury Financial Services, Inc.

Financial Statements as of and for the Year Ended December 31, 2006, Supplemental Schedule as of December 31, 2006, Independent Auditors' Report, and Supplemental Report on Internal Control

Filed Pursuant to Rule 17a-5(e)(3) Under the Securities Exchange Act of 1934 as a PUBLIC DOCUMENT

Deloitte.

Deloitte & Touche LLP
400 One Financial Plaza
120 South Sixth Street
Minneapolis, MN 55402
USA

Tel: +1 612 397 4000
Fax: +1 612 397 4450
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder of
Woodbury Financial Services, Inc.:

We have audited the accompanying statement of financial condition of Woodbury Financial Services, Inc. (the "Company") as of December 31, 2006, and the related statements of operations, cash flows, and changes in stockholder's equity for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of Woodbury Financial Services, Inc. at December 31, 2006, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule (g) listed in the accompanying table of contents is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. This schedule is the responsibility of the Company's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.



February 23, 2007

WOODBURY FINANCIAL SERVICES, INC.

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2006

ASSETS	
CASH AND EQUIVALENTS	$ 48,122,533
RECEIVABLES:	
Affiliated companies	8,935,734
Unaffiliated companies	3,477,721
Total receivables	12,413,455
INVESTMENT IN MUTUAL FUNDS—At fair value	20,906,765
DEFERRED TAX ASSET—Due from affiliate	102,856,256
OTHER ASSETS	5,640,153
TOTAL	$ 189,939,162
LIABILITIES AND STOCKHOLDER'S EQUITY	
LIABILITIES:	
Accounts payable:	
Customers	$ 119,217
Affiliated companies	3,256,667
Total accounts payable	3,375,884
Accrued expenses	7,654,486
Accrued commissions	12,431,543
Agent deferred compensation and commissions	18,689,205
Income tax payable to affiliate	1,655,870
Other liabilities	2,116,983
Total liabilities	45,923,971
STOCKHOLDER'S EQUITY:	
Common stock, par value $1 per share—authorized, 50,000 shares; issued and outstanding, 25,000 shares	25,000
Additional paid-in capital	396,067,658
Accumulated deficit	(252,077,467)
Total stockholder's equity	144,015,191
TOTAL	$ 189,939,162

See notes to financial statements.

WOODBURY FINANCIAL SERVICES, INC.

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2006

REVENUES:	
Product revenue:	
Sales commissions and dealer concessions	$ 167,473,789
Trail commissions	29,730,846
Marketing allowances	12,047,075
Advisory fees	8,888,123
Other product revenue	1,205,317
Total product revenue	219,345,150
Other revenue:	
Investment income	2,195,512
Net gains on investments	2,524,898
Total other revenue	4,720,410
Total revenues	224,065,560
EXPENSES:	
Representative commissions	181,705,990
Employee compensation and benefits	27,196,143
Sales promotion and awards	4,878,112
Facilities and equipment	1,233,528
Shared services	4,480,940
Other general and administrative	4,570,847
Total expenses	224,065,560
INCOME BEFORE INCOME TAXES	-
INCOME TAX EXPENSE	46,403
NET LOSS	$ (46,403)

See notes to financial statements.

WOODBURY FINANCIAL SERVICES, INC.

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2006

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net loss	$ (46,403)
Adjustments to reconcile net income to net cash provided by operating activities:	
Net gains on investments	(2,524,898)
Decrease in deferred tax asset due from affiliate	3,881,957
Changes in operating assets and liabilities:	
Decrease in affiliated company receivables	2,217,542
Increase in unaffiliated company receivables	(1,834,762)
Decrease in income tax receivable from affiliate	1,082,962
Increase in other assets	(2,938,583)
Decrease in customer payables	(28,317)
Decrease in affiliated company payables	(15,024)
Increase in accrued expenses	1,527,067
Increase in accrued commissions	361,424
Increase in agent deferred compensation and commissions	7,715,629
Increase in income tax payable to affiliate	1,655,870
Decrease in other liabilities	(148,699)
Net cash provided by operating activities	10,905,765
CASH FLOWS FROM INVESTING ACTIVITIES:	
Purchases of mutual funds	(7,720,916)
Proceeds from sale of mutual funds	2,967,295
Net cash used in investing activities	(4,753,621)
NET INCREASE IN CASH AND EQUIVALENTS	6,152,144
CASH AND EQUIVALENTS—Beginning of year	41,970,389
CASH AND EQUIVALENTS—End of year	$48,122,533
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION—	
Income taxes received from affiliate—net of payments made	$ 6,574,386

See notes to financial statements.

WOODBURY FINANCIAL SERVICES, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2006

	Common Stock	Additional Paid-In Capital	Accumulated Deficit	Total
BALANCE—December 31, 2005	$25,000	$396,067,658	$ (252,031,064)	$144,061,594
Net loss			(46,403)	(46,403)
BALANCE—December 31, 2006	$25,000	$396,067,658	$ (252,077,467)	$144,015,191

See notes to financial statements.

WOODBURY FINANCIAL SERVICES, INC.

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2006

1. NATURE OF OPERATIONS

Woodbury Financial Services, Inc. (the "Company") is a broker/dealer registered under the Securities Exchange Act of 1934 that primarily distributes shares of affiliated and unaffiliated mutual funds and variable annuity and variable universal life insurance products. The Company is a wholly owned subsidiary of Hartford Life and Accident Insurance Company ("HLA"). HLA is ultimately a wholly owned subsidiary of The Hartford Financial Services Group, Inc. ("The Hartford").

The Company had an additional state agency subsidiary established in a state that required a legal entity to be incorporated in that state in order to sell insurance products. Due to recent changes in this state's requirements, the Company no longer needs a legal entity in this state. On February 16, 2006, the Company dissolved this subsidiary, Woodbury Financial Agency Massachusetts, Inc.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation—The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America ("generally accepted accounting principles").

Use of Estimates—The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The most significant estimates made by management include those used to accrue for commissions receivable and payable.

Revenue and Expense Recognition—Commission income and expense on customer purchases of shares of affiliated mutual funds are recorded on a trade-date basis. Commission income from sales of other mutual fund shares, variable annuity and variable universal life products, and the related commission and other expenses on such income are recognized when the commissions are earned.

Cash and Equivalents—Cash and equivalents are defined as cash in banks and liquid investments with original maturities of three months or less. Cost approximates the market value of cash equivalents.

Investments in Mutual Funds—Mutual fund investments with a cost of $17,605,542 are carried at market value. The market value of investments in mutual funds is determined based on the quoted value of these funds in established markets. Changes in the market value of mutual funds are recorded in the results of operations.

Income Taxes—The Company is included in the U.S. federal income tax return filed by The Hartford. The Company will remit to (receive from) The Hartford an income tax provision (benefit) computed as if the Company filed a separate federal income tax return in accordance with the formal tax-sharing agreement between The Hartford and its subsidiaries.

The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards ("SFAS") No. 109, *Accounting for Income Taxes*, which requires the use of the liability method of accounting for deferred income taxes. Under this method, deferred income tax assets and liabilities are established for the "temporary differences" between amounts of assets and liabilities for financial reporting purposes and such amounts measured by tax laws and regulations. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, some portion of the deferred tax assets may not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

New Accounting Pronouncements—In September 2006, the FASB issued SFAS No. 157, *Fair Value Measurements* ("SFAS 157"). This statement defines fair value, establishes a framework for measuring fair value under accounting principles generally accepted in the United States, and enhances disclosures about fair value measurements. The definition focuses on the price that would be received to sell the asset or paid to transfer the liability (an exit price), not the price that would be paid to acquire the asset or received to assume the liability (an entry price). SFAS 157 provides guidance on how to measure fair value when required under existing accounting standards. The statement establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels ("Level 1, 2 and 3"). Level 1 inputs are observable inputs that reflect quoted prices for identical assets or liabilities in active markets the Company has the ability to access at the measurement date. Level 2 inputs are observable inputs, other than quoted prices included in Level 1, for the asset or liability or prices for similar assets and liabilities. Level 3 inputs are unobservable inputs reflecting the reporting entity's estimates of the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk). Quantitative and qualitative disclosures will focus on the inputs used to measure fair value for both recurring and non-recurring fair value measurements and the effects of the measurements in the financial statements. SFAS 157 is effective for fiscal years beginning after November 15, 2007, with earlier application encouraged only in the initial quarter of an entity's fiscal year. The Company will adopt SFAS 157 on January 1, 2008. Adoption of this statement is not expected to have a material impact on the Company's financial statements.

3. RELATED-PARTY TRANSACTIONS

The Company incurs significant costs associated with its distribution of mutual funds, annuities, and life insurance products manufactured by affiliated life insurance and mutual fund companies as described in Note 1. Certain revenues generated by these insurance and investment products, such as asset management and other policy, contract, and account fees, generally accrue to the affiliated product manufacturers. Because of the results of operations arising from this relationship, The Hartford Life and Annuity and Hartford Investment Financial Services, LLC provide to the Company additional revenues to achieve break-even results on a pretax basis. Such additional revenues were approximately $8,428,000 in 2006 and are included in marketing allowances on the statement of operations. Revenues from the sales of affiliated products totaled approximately $130,884,000 in 2006, which includes the additional revenues.

The Company reimburses HLA for operating expenses paid by them on its behalf and various allocated costs, which include payroll, pension, and overhead costs. The Company reimbursed HLA approximately $35,316,000 for these costs in 2006. Included in the reimbursement to HLA, the Company was allocated costs of approximately $4,481,000, which relate to shared services, such as human resources, building services, legal and compliance expenses. The results of operations of the Company are not necessarily indicative of the results that might occur if the Company were operating independently.

As of December 31, 2006, the Company had receivables due from the following affiliated entities:

Union Security Insurance Company ("USIC")	$ 159,942
Hartford Investment Financial Services, LLC ("HIFSCO")	868,733
Time Insurance Company ("TIC")	536
Hartford Life and Annuity ("HLAI")	7,882,707
Hartford Securities Distribution Company ("HSDST")	23,816
	$ 8,935,734

As of December 31, 2006, the Company had payables due to the following affiliated entity:

Hartford Life and Accident ("HLA")	$3,256,667

In addition, $1,655,870 related to current income taxes is due to The Hartford and $102,856,256 is due from The Hartford related to a deferred tax asset at December 31, 2006 (see Note 7).

4. BENEFIT PLANS

Employees of the Company are included in The Hartford's noncontributory defined benefit pension plans. These plans provide pension benefits that are based on years of service and the employee's compensation during the last 10 years of employment. The Hartford's funding policy is to contribute annually an amount between the minimum funding requirements set forth in the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended, and the maximum amount that can be deducted for U.S. federal income tax purposes. Generally, pension costs are funded through the purchase of group pension contracts sold by affiliates of The Hartford.

The Hartford provides certain health care and life insurance benefits for eligible retired employees. The contribution for health care benefits depends on the retiree's date of retirement and years of service. In addition, this benefit plan has a defined dollar cap, which limits average company contributions.

Employees of the Company are eligible to participate in The Hartford's Investment and Savings Plan, which is a defined contribution savings plan operated in accordance with Section 401 of the Internal Revenue Code. Under this plan, contributions, which may be invested in Class A common stock of The Hartford and certain other investments, are matched to a limit of 3% of compensation. The cost allocated to the Company for pension-related expenses, health care and life insurance benefits, and contributions to The Hartford's Investment and Savings Plan, along with other employee benefits, which include unemployment and social security costs, were approximately $6,629,000 during 2006. This allocation is included in the reimbursement to HLA described in Note 3.

Eligible registered representatives of the Company are able to participate in the Woodbury Financial Services, Inc. General Agents' and Writing Agents' Deferred Compensation Plan (the "Plan"). The Plan was established effective January 1, 1999, and, as a nonqualified plan, is not subject to ERISA. Under the Plan, the Company makes contributions on behalf of eligible registered representatives based upon production levels, which vest over a period of years if future minimum production requirements are met. These contributions are expensed by the Company over the period estimated to approximate the vesting schedule. The contributions are directed to a variety of mutual fund investment options chosen by the eligible participants, and these investments are held by the Company until they are ultimately paid to the participants. Changes in the market value of the investments will increase or reduce the amount of payment to the plan participants and are recognized by the Company in the year which the market value change occurs. At December 31, 2006, the Company had $12,374,776 recorded as an agent deferred

compensation liability related to this Plan since its inception. The fair value of assets held by the Company at December 31, 2006, was $14,891,669, investment income recorded in 2006 related to these assets was $829,341 and unrealized and realized gains were $938,620 during 2006. The difference between the liability and the asset results from the timing of deferred compensation vesting. The Company contributed approximately $1,979,000 to the Plan and expensed approximately $4,076,102 during 2006.

Eligible registered representatives of the Company are able to participate in the Woodbury Financial Services, Inc. Deferred Commission Plan (the "Deferred Commission Plan"). The Deferred Commission Plan was established effective January 1, 2005, and, as a nonqualified plan, is not subject to ERISA. Under the Deferred Compensation Plan, eligible representatives make contributions, which are 100% vested and nonforfeitable, except in the case of involuntary termination. The contributions are directed to a variety of mutual fund investment options chosen by the eligible participants, and these investments are held by the Company until they are ultimately paid to the participants. Changes in the market value of the investments will increase or reduce the amount of payment to the plan participants and are recognized by the Company in the year which the market value changes occur. At December 31, 2006, the Company had $6,314,429 recorded as agent deferred commission liability related to the Deferred Commission Plan since its inception. The fair value of the assets held by the Company at December 31, 2006, was $6,015,096, investment income related to these assets was $317,310 in 2006 and unrealized and realized gains were $439,626 during 2006. The difference between the liability and asset results from timing of the deferred contribution into the mutual fund investment options as the deferral for the current month is invested in the following month. The participants contributed approximately $3,231,000 to the Deferred Commission Plan and the Company expensed approximately $756,936 related to market value appreciation during 2006.

5. NET CAPITAL REQUIREMENTS

The Company, as a registered broker/dealer in securities, is subject to the Securities and Exchange Commission's (the "SEC") Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined under such provisions, shall not exceed 15 to 1. In addition, the Company may be prohibited from expanding its business or paying cash dividends if its ratio of aggregate indebtedness to net capital is greater than 10 to 1. At December 31, 2006, the Company's net capital of $19,106,686 was $16,045,088 in excess of the required net capital of $3,061,598. The Company's ratio of aggregate indebtedness to net capital was 2.40 to 1.

6. RESERVE REQUIREMENTS

The Company does not carry any customer accounts and is exempt from SEC Rule 15c3-3 under paragraph k(2)(i).

7. INCOME TAXES

Income tax provision for the year ended December 31, 2006, consists of the following:

Federal:	
Current benefit	$ (3,835,554)
Deferred provision	3,881,957
Income tax provision	$ 46,403

The significant difference in the Company's tax rate as compared to the statutory rate results because of an IRS audit settlement in 2006.

The Company's net deferred tax asset recorded on the statement of financial condition is made up of a deferred tax asset of $103,994,311 and a deferred tax liability of $1,138,055. The significant components of the Company's net deferred tax asset as of December 31, 2006, result from differences between tax basis and book basis of items, such as goodwill, deferred compensation and commission, and AMT credit carryforwards. The Company has not recorded a valuation allowance for its deferred tax assets because management believes that it expects to realize the benefits of the assets through its tax-sharing agreement with The Hartford.

8. CONTINGENT LIABILITIES

The Company and its subsidiaries are defendants in various lawsuits incidental to their business. Pursuant to the Stock Purchase Agreement entered into between Assurant (formerly known as Fortis, Inc.) and HLA dated January 25, 2001, Assurant agreed to indemnify The Hartford for liabilities arising from acts that occurred prior to The Hartford's purchase of the Company. Since Assurant has agreed to manage the individual lawsuits as well as directly pay any associated settlements, management of the Company has not established an accrual for the potential liability in the financial statements. In the opinion of management, any liability resulting from such proceedings and any other litigation subsequent to The Hartford's purchase of the Company would not have a material adverse effect on the Company's financial position or results of operations.

9. SUBSEQUENT EVENTS

The Company entered into an Asset Purchase Agreement with Diversified Financial Concepts. The purchase is scheduled to close on February 28, 2007 with a purchase price of approximately $10.5 million.

The Company has filed with the NASD an application to change its membership status from the current k(2)(i) to a fully computing broker dealer in compliance with SEC Rule 15c 3-3.

* * * * * *

SUPPLEMENTAL SCHEDULE

WOODBURY FINANCIAL SERVICES, INC. AND SUBSIDIARIES

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934 AS OF DECEMBER 31, 2006

TOTAL STOCKHOLDER'S EQUITY	$ 144,015,191
DEDUCTIONS AND/OR CHARGES—Nonallowable assets:	
Receivable from affiliates	8,194,829
Deferred tax asset	102,856,256
Receivables from unaffiliated companies	3,477,721
Receivable from affiliated mutual funds	644,903
Other assets	5,640,153
	120,813,862
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES	23,201,329
HAIRCUTS ON SECURITIES	4,094,643
NET CAPITAL	19,106,686
MINIMUM CAPITAL REQUIRED (the greater of $250,000 or 6-2/3% of aggregate indebtedness)	3,061,598
EXCESS NET CAPITAL	$ 16,045,088
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	2.40 to 1
AGGREGATE INDEBTEDNESS—Total liabilities from the statement of financial condition	$ 45,923,971
Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of December 31, 2006):	
Net capital—as reported in Company's Part II (unaudited) FOCUS report	$ 17,120,885
Audit adjustment—overaccrual of sales commissions receivable	3,826,379
Audit adjustment—understatement of advanced commissions	(325,899)
Audit adjustment—underaccrual of trail commissions receivable	(1,340,558)
Audit adjustment—underaccrual of affiliated company receivable	(647,607)
Reclassification—deferred tax asset	473,486
Net capital—per above	$ 19,106,686
Aggregate indebtedness—as reported in Company's Part II (unaudited) FOCUS report	$ 47,967,648
Audit adjustment—overaccrual of accrued commissions	(1,512,315)
Reclassification—deferred tax asset	(473,486)
Reclassification—outstanding checks	(57,876)
Aggregate indebtedness—per above	$ 45,923,971

Deloitte.

Deloitte & Touche LLP
400 One Financial Plaza
120 South Sixth Street
Minneapolis, MN 55402
USA

Tel: +1 612 397 4000
Fax: +1 612 397 4450
www.deloitte.com

February 23, 2007

To the Board of Directors and Stockholder of
Woodbury Financials Services, Inc:

In planning and performing our audit of the financial statements of Woodbury Financial Services, Inc. (the "Company") as of and for the year ended December 31, 2006 (on which we issued our report dated February 23, 2007), in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with the standards of the Public Company Accounting Oversight Board (United States), we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following: (1) making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and (2) for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making quarterly security examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte + Touche LLP

END